September 8, 2022

Mr. Robert Shapiro

Mr. Lyn Shenk

Ms. Alyssa Wall

Ms. Jennifer Lopez Molina

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kaixin Auto Holdings
Form 20-F for the Year Ended December 31, 2021
Filed on April 29, 2022
File No. 001-38261

Dear Mr. Shapiro, Mr. Shenk, Ms. Wall and Ms. Molina,

Kaixin Auto Holdings (the “Company”) hereby provide a response to the comments letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 22, 2022, regarding the Company’s Form 20-F for the year ended December 31, 2021 filed on April 29, 2022 (the “Form 20-F”), as amended by Form 20-F Amendment No.1 filed on May 27, 2022. Disclosure changes made in response to the Staff’s comments have been made in the draft Form 20-F Amendment No.2 (the “Amended Form 20-F”), which is being submitted with this letter contemporaneously.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and italics, and have followed each comment with the Company’s response.

Annual Report on Form 20-F

Item 3. Key Information

Disaggregated Financial Information relating to the VIE, page 8

1.	Please revise your condensed consolidating schedules to disaggregate the parent company, the VIEs and their consolidated subsidiaries, the WFOEs that are the primary beneficiaries of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions.

Response: The Company revised the referenced disclosure on pages from 7 to 10 of the Amended Form 20-F in response to the Staff’s comment.

Kaixin Auto Holdings

Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020

Consolidated Balance Sheet at December 31, 2021, page F-3

2.	Please explain if the 4,513,761 ordinary shares confirmed in August 2021 as part of the Contingent Consideration as issuable to the Dealership Operators in accordance with the Equity Purchase Agreements subject to the operating performance of the dealerships and service centers before 2021 were issued as of December 31, 2021. You disclose that on November 30, 2021, that Renren transferred 13,422,613 ordinary shares of the Company it held, to an escrow company to fully settle the Contingent Consideration shares of 8,219,510. However, it is unclear whether these shares were issued or transferred by the escrow company to the Dealership Operators to settle the 4,513,761 ordinary shares confirmed in August 2021. If these shares were issuable at December 31, 2021, explain and disclose how these shares have been reflected in your financial statements.

Response: The Company revised the referenced disclosure in Note 8 on page F-28 of the Amended Form 20-F in response to the Staff’s comment. The Company respectfully submits that the Equity Purchase Agreements provide that the Company shall pay certain number of its ordinary shares to the Dealership Operators as part of the equity acquisition considerations after the completion of the Company’s IPO (“Contingent Consideration”) and the number of Contingent Consideration shall be determined by 1) operating performance of the Dealerships, and 2) the Company’s stock price during the subsequent five-year period from 2019 through 2024. The Company signed the amendments to the Equity Purchase Agreements (the “Amendments”) with seven Dealership Operators in August 2021, in which the formula for calculating the Contingent Consideration shares related to the period from 2019-2021 is modified. Based on the Equity Purchase Agreements and the Amendments, the Contingent Consideration shares, including the first batch and the five tranches in the second batch, are estimated to be 8,219,510 shares in total. 4,513,761 shares out of the 8,219,510 shares are for the first batch and the first two tranches of the second batch of Contingent Consideration related to the period from 2019 through 2021. And the remaining 3,705,749 shares consist of the remaining three tranches of the second batch of Contingent Consideration related to the period from 2022 through 2024.

On April 30, 2019, the completion date of the Company’s listing, Renren, the former parent of the Company, agreed to take over the Contingent Consideration obligations from the Company by transferring the Company’s ordinary shares it held. On November 30, 2021, Renren transferred 8,219,510 ordinary shares of the Company it held to an escrow company to fully settle the Contingent Consideration obligations. Upon Renren’s agreement to assume the Contingent Consideration obligations in April 2019, the transaction was recognized as parent’s contribution to the Company, thus the Company reclassified the Contingent Consideration from a liability to additional paid-in capital accordingly. Therefore, there is no further accounting treatment for the Company when Renren actually transferred the 8,219,510 shares to the escrow company to settle the Contingent Consideration in the fiscal year ended December 31, 2021.

In addition, Renren also agreed to transfer extra 5,203,103 ordinary shares of the Company it held toward partial settlement of the Compensation Shares as described in reply to Question 4. As elaborated in response to Question 4, the partial settlement of Compensation Shares was recognized by the Company as a loss in the Company's financial statements in the fiscal year ended December 31, 2021 with a corresponding credit to additional paid-in capital as principal shareholder’s contribution to the Company.

The Amendments contain terms that Dealership Operators should honour their commitments, including paying off their outstanding payables and debts to the Company, in order to obtain the Contingent Consideration and Compensation Shares. Moreover, the Company and the Dealership Operators have reached pledge agreements provided that the transferred shares should be held by the escrow company. The escrow company will release the shares upon the Dealership Operators have fully paid off their payables and debts to the Company. The Company, Renren and Dealership Operators agreed that the transfer of shares by Renren to the escrow company shall be deemed as fulfilment of Renren’s obligations related to the Contingent Consideration. The 13,422,613 shares transferred from Renren have been held by the escrow company since transferred from Renren, and were disclosed as issued and outstanding shares in the reverse acquisition item during 2021 in the Company’s Consolidated Statements of Changes in Equity on page F-5 of the Amended Form 20-F.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(bb) Recent Accounting Standards, page F-23

3.	Please tell us your consideration for not adopting and implementing ASU 2016-13, Financial Instruments - Credit Losses (ASC 326) until the fiscal year beginning after December 15, 2022. Your disclose ASC 326 was effective for the Group (the company) for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019, but are still in the process of evaluating the impact this guidance will have on the company's consolidated financial statements. The Company revised the referenced disclosure on the cover page and on page [1] in response to the Staff’s comment.

Response: The Company revised the referenced disclosure on page F-23 of the Amended Form 20-F in response to the Staff’s comment. The Company respectfully submits that with its total revenue of $254 million in the fiscal year ended December 31, 2021 and its listing in 2019, Kaixin Auto Holdings identifies itself as an emerging growth company (“EGC”) for the fiscal year ended December 31, 2021. EGCs may elect to defer complying with certain changes in accounting standards, including ASU 2016-13. Moreover, ASU 2019-10 amends the effective dates of ASU 2016-13 for EGCs to fiscal years beginning after December 15, 2022, and interim periods therein. In addition, the Company, as an EGC, plans to adopt ASU 2016-13 from January 1, 2023.

Note 8. Dealership Settlement, page F-28

4.	Please tell us and disclose how you determined the amount of the loss on the Dealership Settlement of $11.142 million for the year ended December 31, 2021. Also, please explain and disclose the specific terms for determining the Compensation Shares to be issued to the Dealership Operators as incentives for operating performance in future periods. In your response and disclosure, describe how you will determine the value of the ordinary shares to be issued as Compensation Shares and the period(s) in which they will be recognized as share-based compensation. If you do not believe the Compensation Shares represent share-based compensation, please explain why. Refer to ASC 450-20-25, and ASC 450-20-50 regarding the recognition and initial measure of a loss contingency, and ASC 718 for share-based compensation.

Response: The Company revised the referenced disclosure in Note 8 on page F-28 of the Amended Form 20-F in response to the Staff’s comment. The Company respectfully submits that it agreed in the Amendments to further offer a total of 7,172,529 shares (“Compensation Shares”) to the Dealership Operators, in the purpose of alleviation of losses and distress that occurred during the temporary halt of business in the Dealerships after the breakout of the pandemic and the historical dispute between the Company and the Dealership Operators. The number of Compensation Shares was determined through negotiation of the Company with each of the Dealership Operators while taking into consideration the hardships they experienced over the prior years and the need to make prompt resolution of the historical dispute with the Dealership Operators. It is not intended to motivate the Dealership Operators for better future performance with the Compensation Shares, and the determination of number of Compensation Shares was not in light of the Dealership Operators’ operating performance in the future periods. Therefore, we recognized the loss on the Dealership Settlement based on fair value of the Compensation Shares by reference to share-based payment transactions pursuant to ASC 718 in the year ended December 31, 2021 rather than a contingency.

In addition, as noted in the response to Question 2, out of the 13,422,613 ordinary shares of the Company Renren had transferred to the escrow company, 8,219,510 shares were for the settlement of the Contingent Consideration obligations, and the remaining 5,203,103 shares were applied toward partial settlement of the 7,172,529 Compensation Shares. The Company’s stock price was $1.71 on November 30, 2021, the date when Renren transferred the shares on behalf of the Company. Therefore, the 5,203,103 shares with a fair value of $8.897 million were treated by reference to a liability paid by the principal shareholder and recorded as a loss in the Company's financial statements with a corresponding credit to additional paid-in capital in the Company’s financial statement for the fiscal year ended December 31, 2021.

In addition to the 5,203,103 shares transferred by Renren, the Company shall issue extra 1,969,426 shares to the Dealership Operators in the subsequent period to fully satisfy the 7,172,529 Compensation Shares. The 1,969,426 shares to be issued by the Company were recognized as loss on the Dealership Settlement with a corresponding accrual of payables for dealership settlement at fair value by reference to the quoted price of Company’s ordinary share at the commitment date with subsequent changes in fair value reflected in provision for dealership settlement. Based on the stock price of $1.14 on December 31, 2021, the fair value of 1,969,426 shares was measured at $2.245 million.

In summary, the expenses related to provision for a total of 7,172,529 Compensation Shares to the Dealership Operators was recognized as the loss for dealership settlement of $11.142 million for the fiscal year ended December 31, 2021.

5.	Please explain the business purpose and accounting treatment for the company's former parent Renren's transfer of 13,422,613 ordinary shares of the company it held to an escrow company to fully settle the Contingent Consideration shares of 8,219,510. You recognized a loss on the Dealership Settlement of $11.142 million for the year ended December 31, 2021, but the company does not appear to have issued new ordinary shares or shares from treasury to settle the dispute with the non-controlling shareholders (Dealership Operators).

Response: The Company revised the referenced disclosure on page F-28 of the Amended Form 20-F in response to the Staff’s comment. The Company respectfully submits that as noted in responses to Question 2 and 4, Renren took over the obligation to settle the Contingent Consideration on April 30, 2019. Upon Renren’s agreement to assume the Contingent Consideration obligations, the Company recognized the transaction as parent’s contribution and reclassified the accrued Contingent Consideration liability to additional paid-in capital accordingly. When Renren transferred 8,219,510 shares of the Company it held to the escrow company to settle its obligations to the Contingent Consideration on November 30, 2021, there is no further accounting treatment on the Company’s book for Renren’s transfer of the 8,219,510 shares in the fiscal year ended December 31, 2021, as it is essentially a transfer of existing shares among shareholders.

In addition, Renren agreed to transfer extra 5,203,103 ordinary shares to the escrow company toward partial settlement of the Compensation Shares as noted in Question 4, in order to help alleviate losses and distress that occurred during the temporary halt of business in the Dealerships after the breakout of the pandemic and historical dispute between the Company and the Dealership Operators. As former parent and still a significant principal shareholder of the Company as of December 31, 2021, Renren had the incentives to make more contribution to provide relief to the Company’s burden and help the Company get its business operations back on track. As elaborated in responses to Question 2 and 4, the 5,203,103 shares transferred by Renren toward partial settlement of the Compensation Shares was recognized as loss on the Dealership Settlement at its fair value of $8.897 million for the year ended December 31, 2021 with a credit to additional paid-in capital.

As discussed in response to Question 4, the Company shall issue extra 1,969,426 shares to the Dealership Operators in the subsequent period toward settlement of the remaining Compensation Shares, which has been accrued by the Company as liability related to the loss in provision for Dealership Settlement at its fair value of $2.245 million in the fiscal year ended December 31, 2021.

General

6.	Please revise, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 (China-Based Company Dear Issuer Letter). Please also consider the comments issued in our letter dated August 12, 2022 for the F-3 filed on August 4, 2021.

Response: The Company revised the referenced disclosure on the cover page and prospectus summary in the F-3/A (to be submitted separately) and risk factors disclosures in the Amended Form 20-F in response to the Staff’s comment.

* * * * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing and the Amended Form 20-F. If you have any question regarding the Amended Form 20-F, please do not hesitate to contact the Company at (+86) 10-6720-4948 or +86 13348377157 (mobile), or our securities legal counsel Yu Wang at (+852) 3443-1150 (work) or (+852) 6386-1503 (mobile).

Yours sincerely,

/s/ Yi Yang

Yi Yang

Chief Financial Officer

Kaixin Auto Holdings

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China

cc:

Mingjun Lin, Chief Executive Officer

Kaixin Auto Holdings